AMARC WORKS TO RE-PARTNER AFTER HUDBAY RELINQUISHES
EXPLORATION OPTIONS AT JOY AND IKE PROJECTS, BC

January 19, 2019 – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) announces that Hudbay Minerals Inc. (“Hudbay”) has relinquished its options to earn an interest in the IKE porphyry copper-molybdenum project near Gold Bridge, British Columbia (“BC”), and also the JOY gold-copper project in the Toodoggone region of north-central BC. Amarc continues to be fully committed to unlocking the emerging value of its 100% owned IKE, JOY and DUKE porphyry copper-gold and copper-molybdenum projects and is now considering new funding partners.

The 464 km2 JOY property covers the northern extension of the prolific Kemess porphyry gold-copper district. Over the last two years, with a total investment of $5.55 million, Amarc/Hudbay consolidated the land package and completed extensive airborne and ground exploration surveys along with compiling thousands of geochemical and geophysical survey data points from previous operators (Gold Fields Toodoggone Exploration Corporation and Cascadero Copper Corporation). This work has delineated multiple, high potential, porphyry gold-copper deposit targets.

Five clusters of drill-ready targets, covering areas from 1.5 km2 to more than 5 km2 are defined by a combination of positive factors that include: extensive IP chargeability highs indicating large sulphide mineralized systems; areas of notable gold and copper enrichment identified by shallow historical drill holes; coincident, high-contrast copper, gold, molybdenum and zinc soil geochemical anomalies; and favorable geology and magnetic signatures. Amarc’s team, whose members are credited with being the first to recognize the Kemess district’s true potential, having discovered and advanced the Kemess South deposit, believe the JOY project targets have high potential to host multiple, important-scale porphyry gold-copper deposits. Multiple drill holes are required for the initial testing of each target area.

At the 462 km2 IKE property, Amarc/Hudbay completed extensive induced polarization geophysical surveys, talus geochemical sampling and drilling with a total exploration investment of $4.9 million over the last two years. This work has delineated a 3.5 km by 2 km mineralized system which hosts the IKE porphyry copper-molybdenum-silver deposit discovery. Core drilling of 15,455 metres in 26 holes has intersected chalcopyrite and molybdenite mineralization over an increasingly broad area, now measuring 1,200 m east-west by 1,000 m north-south and extending vertically over 875 m. Substantial volumes of mineralized material have been intersected and remain open to further expansion. Extensive regional surveys have also identified a number of other significant porphyry copper (±molydenum±gold±silver) deposit targets all within 10 km of IKE. Amarc believes the IKE project has the potential to possess the grades and tonnages to develop into an important mining camp.

The IKE deposit discovery has important economic potential as indicated by the copper equivalent grades returned over long continuous drill intercepts, which compare favourably to the range of copper equivalent grades for reserves and resources at operating BC porphyry copper (± molybdenum ± gold ± silver) mines. Selected highlights from Amarc’s drill holes at IKE are presented below.

SELECT ASSAY INTERVALS 2014-2018 IKE Discovery Drill Holes
Hole ID	Int.[1,2] (m)	CuEQ[3] (%)	Cu (%)	Mo (%)	Ag (g/t)
1	247	0.42	0.28	0.030	2.0
2	123	0.41	0.32	0.017	2.5
3	92	0.41	0.31	0.020	2.1
5	194	0.49	0.30	0.046	0.8
6	308	0.40	0.26	0.032	1.8
8	97	0.46	0.32	0.030	2.2
10	124	0.45	0.34	0.022	3.2
12	214	0.37	0.26	0.023	2.2
13	592	0.44	0.30	0.032	2.1
14	86	0.48	0.33	0.032	2.2
18	111	0.36	0.30	0.010	2.3
20	148	0.54	0.39	0.030	2.9
21	287	0.39	0.30	0.017	2.2
22	138	0.40	0.28	0.024	2.1
25	222	0.46	0.35	0.022	2.4
26	147	0.44	0.26	0.042	1.9

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length weighted averages.
3.	Copper equivalent (CuEQ) calculated using: Cu US$3/lb, Mo US$12/lb and Ag US$18/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
4.	Some figures may not sum exactly due to rounding.

Amarc Appoints CFO

In other corporate news, Amarc is pleased to announce that Mr. Michael Lee has been appointed Chief Financial Officer of the Company. A Chartered Professional Accountant (CPA, CA), Mr. Lee has more than 15 years of professional experience in accountancy, governance, risk management and regulatory compliance. He previously held positions with professional services firms Ernst & Young and Deloitte Touche Tohmatsu providing advisory services to companies in Europe, Africa, Asia and the Americas. The Company would like to thank the former CFO, Mr. Luqman Khan for his contributions over the last two years.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage projects.

Amarc is advancing three 100%-owned IKE, DUKE and JOY porphyry copper deposit projects located in different, prolific porphyry districts in southern, central and northern BC, respectively. Each of the three is located in proximity to industrial infrastructure – including power, highways and rail. These projects represent significant potential for the discovery of multiple and important-scale, porphyry gold-copper and copper-molybdenum deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, Maggie and IKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc works closely with local governments, indigenous groups and other project stakeholders in order to advance its mineral properties responsibly, and to do so in a manner that contributes to sustainable community and economic development. Amarc senior management and project teams seek early and meaningful engagement with local landowners, First Nations and other land interests to ensure its mineral exploration and development activities are well-coordinated and broadly supported, to address local priorities and concerns, and to optimize opportunities for collaboration and local benefit. In particular, the Company seeks to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located – including through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen

Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.